UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number:  000-53352

CUSIP Number:  U8885X107

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  March 31, 2011

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION Titanium Asset Management Corp.
Full Name of Registrant N/A
Former Name if Applicable 777 East Wisconsin Avenue
Address of Principal Executive Office (Street and Number) Milwaukee, Wisconsin 53202-5310
City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Titanium Asset Management Corp. (the “Company”) was not able, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the fiscal quarter ended March 31, 2011 on the May 16, 2011 due date.  The Company performs an annual goodwill impairment test in the fourth quarter of its fiscal year for its one reporting unit.  However, late in the first quarter and through the date of this notification, the Company has become aware of new developments related to its referral fee relationship with Attalus Capital LLC that may impact this relationship beyond the current contractual period. These developments have caused the Company to further reduce its long term forecast of referral fee revenues from the relationship, and the Company believes that the presence of these impairment indicators necessitates testing for impairment of goodwill on an interim basis.  The Company has been working diligently to complete the required analysis to determine the amount of the goodwill impairment charge, was be unable to complete the analysis prior to the prescribed filing date.  The Company expects to complete the analysis, record the goodwill impairment charge within the first quarter and file its Form 10-Q within the 5-day extension period afforded by Rule 12b-25, which is Saturday, May 21, 2011. Since the deadline is a Saturday, this means the filing must be made on or before Monday, May 23, 2011 under Rule 0-3 of the Securities Exchange act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Jonathan Hoenecke	414	765-1980
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Titanium Asset Management Corp.

  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2011	By:	/s/ Robert Brooks
Robert Brooks
Chief Executive Officer
(Principal Executive Officer)